VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

June 23, 2026

Re:	Registration Statement Form F-6 (File No. 333-296863)
SEC Accession No. 0000950127-26-000047
DSC Holdings Ltd. (Subject) CIK: 0001966041
Deutsche Bank Trust Co Americas/ ADR Group (Filer) CIK: 0001471515
Request for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Deutsche Bank Trust Company Americas (the “Registrant”), acting solely on behalf of the legal entity created by the form of deposit agreement for the issuance of American Depositary Receipts (“ADRs”) for Class A ordinary shares, par value US$0.00001 per share, of DSC Holdings Ltd. (the “Company”), hereby requests that the above-referenced Registration Statement Form F-6, filed with the Securities and Exchange Commission (the “Commission”) on June 17, 2026 (the “Registration Statement”), relating to the ADRs of the Company be withdrawn effective immediately. The grounds upon which the Registrant is making this application for withdrawal are that during the filing process an effective date of June 17, 2026 was inadvertently included in the submission, and the Registrant does not intend to file pursuant to Rule 466 making the registration filing effective immediately. The Registration Statement has not been declared effective by the Commission, and no securities have been sold pursuant to the Registration Statement.

The Registrant also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

We respectfully request that the Commission confirm the withdrawal of the Registration Statement via email or telephone to our counsel, Karen Katri, Esq., of White & Case LLP at karen.katri@whitecase.com or (305) 925-4788 at its earliest convenience.

If you should have any questions regarding this request, please contact our counsel at the email address or telephone number stated above.

Very truly yours,

Legal entity created by the form of deposit agreement for the issuance of American Depositary Receipts for Class A ordinary shares, par value US$0.00001 per share, of DSC Holdings Ltd.

DEUTSCHE BANK TRUST COMPANY AMERICAS

By:	/s/ Michael Tompkins
	Name:	Michael Tompkins
	Title:	Director

By:	/s/ Michael Curran
	Name:	Michael Curran
	Title:	Vice President